June 14, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sonia Bednarowski
Ms. Anne Nguyen Parker
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Chosen, LLC (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
File No. 024-10814

Dear Ms. Bednarowski and Ms. Parker:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified June 15, 2018 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

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the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Derral Eves
Derral Eves
Chief Executive Officer